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Confidential

March 2, 2021

Ms. Amy Geddes

Mr. Doug Jones

Mr. Daniel Morris

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	First High-School Education Group Co., Ltd. (CIK No. 0001786182)

Response to the Staff’s Comments on

Amended Registration Statement on Form F-1

Filed on February 10, 2021 (File No. 333-252076)

Dear Ms. Geddes, Mr. Jones, Mr. Morris, and Ms. Peyser,

On behalf of our client, First High-School Education Group Co., Ltd., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 24, 2021 on the Company’s amendment No. 2 to registration statement on Form F-1 filed on February 10, 2021 (the “Amendment No. 2”). Concurrently with the submission of this letter, the Company is filing amendment No. 3 to its Registration Statement (the “Amendment No. 3”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No. 3, marked to show changes to the Amendment No. 2, and two copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 3.

We respectfully advise the Staff that the Company intends to commence the marketing activities shortly after the date hereof and request the Staff to declare the registration statement effective on or about March 10, 2021 or as soon as practicable thereafter.

Amended Registration Statement on Form F-1

Uncertainties exist in relation to new legislation, page 17

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·桑西尼·古奇·罗沙迪律师事务所

AUSTIN                BEIJING                 BOSTON                BRUSSELS                 HONG KONG                LONDON                LOS ANGELES                NEW YORK                PALO ALTO

SAN DIEGO                SAN FRANCISCO                SEATTLE                SHANGHAI                 WASHINGTON, DC                WILMINGTON, DE

March 2, 2021

1.

We note your response to prior comment 2. Please revise to clarify whether you have, or will seek, an opinion from legal counsel as to the legality of your contractual arrangements under the Opinions issued on August 17, 2020.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Amendment No. 3.

Our dual-class share structure with different voting rights, page 50

2.

In response to prior comment 4, we note that you have added disclosure to address the risks that Series A holders may experience dilution and loss of voting power due to future issuances and conversions of Class B shares. In light of your expanded risk factor discussion, please revise your risk factor heading accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Amendment No. 3.

Capitalization, page 64

3.

It appears the re-designation of ordinary shares into Class A and B ordinary shares is to occur and would be presented in the “Pro Forma as Adjusted” column. However, it appears the current presentation does not reflect this. Please advise and revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Operating activities, page 94

4.

We note the revisions made in response to prior comment 6. Your revised presentation discusses changes between net income and operating cash flows within each period reported. However, the analysis should focus on a description of the reasons underlying material changes in cash flows of operating activities between periods, including material changes within a period that offset one another. Please revise your presentation as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 of the Amendment No. 3.

Principal and Selling Shareholders, page 146

5.

We note your response to prior comment 8. However, please note that the requirement to disclose natural persons with beneficial ownership is not qualified by ownership of 25% or more of the entity or by a distinction between management and non-management employees. Please disclose the natural person(s) with voting and dispositive control over the securities held by the entities in your table.

March 2, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 149 and 150 of the Amendment No. 3. The Company respectfully submits that only persons known to it to own beneficially 5.0% or more of its ordinary shares have been listed in the table on page 149.

Consolidated Statement of Cash Flows, page F-9

6.

We note your response to prior comment 10. Pursuant to ASC 230-10-50-3, the purpose of the supplemental schedule of non-cash investing and financing activities is to provide information about non-cash activities that occurred during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period, and not the carryover of remaining unpaid balances from period to period as your response suggests. Your current supplemental disclosure for 2019 and latest interim period indicates unpaid dividends were declared in each of these periods, when it appears from your statements of changes in equity no dividends were declared in these periods. Accordingly, it appears the unpaid dividend declared in 2018 should be presented only in 2018, unless unpaid dividends were in fact declared in 2019 that should be presented in equity. Please revise or advise, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-9 and F-58 of the Amendment No. 3.

Exhibits

7.	We note that Paragraph 3.4 of Exhibit 5.1 assumes that the purchase price for the resale shares has been paid in full. Please remove this assumption from the opinion.

In response to the Staff’s comment, the Company’s Cayman Islands counsel has revised its legality opinion, which is attached as Exhibit 5.1 to the Amendment No. 3.

***

March 2, 2021

If you have any questions regarding the Amendment No. 3, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen LLP, Oliver Xu, by telephone at 86-20-2212-3356, or by email at oliver.xu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Shaowei Zhang, Chairman of the Board of Directors and Chief Executive Officer, First High-School Education Group Co., Ltd.

Lidong Zhu, Director and Chief Financial Officer, First High-School Education Group Co., Ltd.

Oliver Xu, Partner, KPMG Huazhen LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland &Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP